Global Innovation Corp.
901 Hensley Lane
Wylie, Texas 75098

March 16, 2009

FACSIMILE TRANSMITTAL

PLEASE DELIVER THE FOLLOWING PAGES TO:
Name:	Andri Boerman
Division of Corporate Finance

Telephone Number:	(202) 551-3645
FAX Number:	(202) 772-9349

Total Number of Pages, Including Cover Sheet: 4
From:	Brad Peters
CFO, Global Innovation Corp.

Subject:
Response to Comment Letter dated March 10, 2009 on
Form 10-K for the year ended July 31, 2008
File No. 000-30794

Global Innovation Corp
901 Hensley Lane
Wylie, Texas 75098

March 16, 2009

United States	VIA FACSIMILIE
Securities and Exchange Commission	(202) 772-9349
Division of Corporation Finance	AND VIA US MAIL
100 F Street N.E.
Washington, DC 20549	MAIL STOP 3030

Re:	Global Innovation Corp
Form 10-K for the Year Ended July 31, 2008
Filed October 22, 2008
File No. 000-30794

Ms. Crane:

     We are in receipt of your comment letter dated March 10, 2009. Please see the following responses to your comments.

Form 10-K for the Year Ended July 31, 2008

Item 9A Controls and Procedures

Comment 1:

     Please refer to prior comment 1. We note your response to our comment that the company has "completely disclosed timely and accurately all items, including the stated material weaknesses that require such disclosure in (y)our filings and reports required by the commission". Please describe for us what specific controls and procedures are in place to mitigate the material weaknesses identified such that you were able to conclude your disclosure controls and procedures were effective as of the end of the period. Additionally, a similar description should be included in future filings when you conclude your disclosure controls and procedures are effective in spite of your ineffective internal control over financial reporting.

Response to Comment 1:

Regulation S-K, Item 307, Disclosure Controls and Procedures, states that the basis of the officers conclusions regarding the effectiveness our disclosure controls and procedures are defined in § 240.13a-15(e). Paragraph (e) of § 240.13a-15 defines the term disclosure controls and procedures to mean:

Controls or other procedures of an issuer that are designed to ensure that information required to be disclosed by the issuer in the reports that it files or submits under the Act, is recorded, processed, summarized and reported within the time periods specified in the Commission's rules and forms. Disclosure controls and procedures include, without limitation, controls and procedures designed to ensure that information required to be disclosed by an issuer in the reports that it files and submits under the Act is accumulated and communicated to the issuer's management, including its principal executive and principal financial officers.

Our basis of conclusion resides with this definition and our belief that we have completely disclosed timely and accurately all items, including the stated material weaknesses that require such disclosure in our filings and reports required by the Commission.

The company has established a Disclosure Controls and Procedures ("DCP") Committee whose members include the CEO, President and COO, CFO and Controller. Its purpose is to design and implement disclosure controls and procedures for producing financial and non-financial information contained in 34 Act filings, and disclosing the sources of such information. The DCP Committee's responsibilities include:

1.	Ensure that the procedures result in materially accurate and complete results on a consistent basis;
2.	Review the closing procedures and the accounting controls in place to detect fraud and note any weaknesses;
3.	Document how outside auditor comments related to internal controls have been addressed;
4.	Ensure that the legal standards for materiality have been covered in the substantive disclosures in the report;
5.	Ensure compliance with all applicable provisions of the federal securities laws and other applicable regulations;
6.	Ensure that any issues related to current industry accounting issues (critical accounting procedures, revenue recognition, asset impairment, etc.) have been addressed; and
7.	Ensure that past SEC comments have been fully addressed.

We will include this additional information in future filings.

Our disclosure controls and procedures do not contain any specific items to mitigate weaknesses in internal controls. They do however, contain specific controls and procedures in accordance with paragraph (e) of § 240.13a-15 that determine the effectiveness of the disclosure controls and procedures as required by Regulation S-K, Item 307, Disclosure Controls and Procedures.

Comment 2:

     Please refer to prior comment 6. We note you will file abbreviated amendments to the Form 10-K for the year ended July 31, 2008 and Form 10-Q for the quarterly period October 31, 2008 in response to our comment. We may have additional comments after reviewing these amendments.

Response to Comment 2:

     We will include paragraph 4(b) of Item 601 (b) (31) of Regulation S-K and amend Form 10-K and Form 10-Q for the quarterly period October 31, 2008. Both amendments on file as of March 13, 2009.

Closing Comments:

As requested, the Company acknowledges that:

    The company is responsible for the adequacy and accuracy of the disclosure in the filing;

    Staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

    The company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Thank you for your courtesy and consideration.

Sincerely,

/s/ Brad J Peters

Brad J Peters
Chief Financial Officer